Exhibit 99.4
DEALING IN SIMS METAL MANAGEMENT LIMITED SECURITIES

1. INTRODUCTION & PURPOSE	1
2. WHAT IS INSIDER TRADING?	2
2.1 The insider trading prohibition	2
2.2 What is “price- sensitive information”?	2
2.3 When is the information “generally available”?	3
3. GUIDELINES FOR DEALING IN SIMSMM SECURITIES	4
3.1 Insider trading is prohibited at all times	4
3.2 Additional restrictions on trading by Designated Persons	4
3.3 Equity incentive plans	4
3.4 Exceptions	5
4. PRE-APPROVAL NOTIFICATION PROCEDURE	6
5. DEALING IN EXCEPTIONALCIRCUMSTANCES	6
6. NO HEDGING	7
7. SECURITIES OF OTHER COMPANIES	8
8. CONSEQUENCES FOR BREACH OF THE INSIDER TRADING LAW	8
9. REVIEW	8
10. ADDITIONAL INFORMATION	8
1.	Introduction & Purpose
This policy summarises the law relating to insider trading as it applies to all employees and directors who may deal in securities of Sims Metal Management Limited (“Sims MM” or the “Company”). It also sets out the policy of Sims MM in respect of directors, senior Sims MM executives (including Key Management Personnel (within the meaning of that term in Accounting Standard AASB 124 Related Party Disclosure) and any other personnel identified by the Group Company Secretary as being potential “insiders” (collectively “Designated Persons”) dealing in Sims MM securities.
For the purpose of this policy, Sims MM securities includes ordinary shares, American Depositary Shares, performance rights, restricted stock units, options, warrants and futures or other financial products issued over or in relation to Sims MM ordinary shares.
If you do not understand this summary of the law or this policy, or how it applies to you, you should raise the matter with your manager or with the Group Company Secretary before trading in any securities which may be affected by this policy or the law.
This policy is only a summary of complex legal provisions, and should therefore only be used as a general guide, not as legal advice.

2.	What is insider trading?

2.1	The insider trading prohibition
If you have “price-sensitive information” relating to Sims MM which has not been published or which is not otherwise “generally available”, you may not:
•	subscribe for, purchase or sell or enter into an agreement to subscribe for, purchase or sell Sims MM securities;

•	procure, incite, induce or encourage another person (for example, a family member, a friend, a family company or trust) to subscribe for, purchase or sell Sims MM securities; or

•	communicate such information to another person, if you know or ought reasonably to know that the person may use the information to subscribe for, purchase or sell (or procure another person to subscribe for, purchase or sell) Sims MM securities.
Note that information does not have to originate from within the Company to be inside information. The prohibition applies to any information that is both “price-sensitive” and not “generally available”, regardless of its source.
A person does not need to be a director or employee of the Company to be guilty of insider trading in relation to Sims MM securities. The prohibition extends to dealings by directors and employees through nominees, agents or other associates, such as family members, family trusts, family companies and self-managed superannuation funds.
The Company has established certain windows for trading in its securities by Designated Persons (discussed in section 3.2 below). However, employees should note that the insider trading law applies at all times (including during the Trading Windows) and it is the responsibility of each employee of Sims MM to ensure that they do not do any of the things prohibited by the insider trading law. The consequences for breach of this law may be severe.
2.2	What is “price- sensitive information”?
Information will be regarded as price-sensitive where a reasonable person would expect the information to have a material effect on the price or value of Sims MM securities. A material effect on price or value exists where the information is likely to influence persons who commonly invest in securities in deciding whether to subscribe for, purchase or sell Sims MM securities.

Examples of possible price-sensitive information include, but are not limited to:
•	The financial performance of Sims MM against its budget or forecasts.

•	Entry into or termination of a material contract.

•	A material acquisition or sale of assets by Sims MM.

•	An actual or proposed takeover or merger of, or by, Sims MM.

•	An actual or proposed change to Sims MM’s capital structure.

•	A proposed dividend or a change in dividend policy.

•	A material claim against Sims MM or other major unexpected liability.
2.3	When is the information “generally available”?
Information is generally available if:
•	it consists of readily observable matter;

•	it has been made known in a manner likely to bring the information to the attention of people who commonly invest in securities of a kind whose price or value might be affected by the information, and, since it was made known, a reasonable period for it to be disseminated among such persons has elapsed; or

•	it consists of deductions, conclusions or inferences made or drawn from other generally available information.
For example, the following information would be considered to be generally available:
•	General market information that has been announced to a stock exchange or is contained in a public announcement by Sims MM (at least once it has been publicly available for some reasonable period to allow dissemination).

•	Information obtained by investment research which is based on information freely made available by Sims MM to the researcher and is generally made available to anyone making similar enquiries.

•	Published information of investment advisers and brokers.

3.	Guidelines for dealing in SimsMM securities

3.1	Insider trading is prohibited at all times
If you possess inside information, you must not buy or sell SimsMM securities, advise or get others to do so or pass on the inside information to others. This prohibition applies regardless of how you learn of the information.
3.2	Additional restrictions on trading by Designated Persons
Except where he or she has price-sensitive information relating to Sims MM which has not been published or which is not otherwise generally available, a Designated Person may trade in Sims MM securities, but only during the following periods (“Trading Windows”):
•	The period 24 hours to twenty eight days after release of the Company’s quarterly, half yearly and preliminary final results.

•	The period 24 hours to twenty eight days following the conclusion of the Company’s annual general meeting.
In addition, Designated Persons may only elect to participate or to revoke their participation in the Company’s Dividend Reinvestment Plan (“DRP”) during a Trading Window.
Notwithstanding the foregoing, Designated Persons may (by general notice from the Group Company Secretary) be prohibited from trading in Sims MM securities during all or any part of any Trading Window.
3.3	Equity incentive plans
Under the terms of the Company’s equity incentive plans (“Incentive Plans”), certain actions affecting the entitlements of directors and employees (such as electing to participate in, and/or vesting of awards, and/or exercising of options, under, an Incentive Plan) are permitted outside of Trading Windows. However, the prohibition does apply to the sale of Sims MM securities acquired under an Incentive Plan and also to the sale of Sims MM securities acquired following the exercise of an option granted under an Incentive Plan. Participants are encouraged to contact the Group Company Secretary for more information about the terms of their respective Incentive Plans.

3.4	Exceptions
The following examples of trading are excluded from the trading restrictions in this policy (subject to the overriding requirement that a person comply with the insider trading provisions of the Corporations Act):
•	Trading SimsMM securities where the trading results in no change in beneficial interest in the SimsMM securities.

•	Transferring SimsMM securities already held into a superannuation fund or similar saving scheme in which the restricted person is a beneficiary.

•	Accepting a takeover offer.

•	Trading under an offer or invitation made to all or most SimsMM security holders, including DRPs, share purchase plans and rights issues and an equal access buy-back, where the timing and structure of the plan has been approved by the board of directors of the Company (“Board”).

•	Pursuant to a non-discretionary trading plan as follows:
Rule 10b5-1 under the Securities Exchange Act of 1934 contains an affirmative defense to the insider trading laws in the United States1 that is available to a person making a purchase or sale of securities who demonstrates that the purchase or sale was pursuant to a contract, plan or instruction entered into when the person was not in possession of material non-public information, including price-sensitive information. Such a qualified Rule 10b5-1 plan must be validly established in compliance with the provisions of Rule 10b5-1 and must satisfy a number of other specific criteria.
A Designated Person who wishes to implement, amend or terminate a qualified Rule 10b5-1 plan must:
(i)	do so only within a Trading Window; and

(ii)	first have the plan (or any amendment or proposal to terminate) pre-approved in writing by the Group Company Secretary.
In pre-clearing the implementation, amendment or termination of a qualified Rule 10b5-1 plan, the Group Company Secretary shall not be responsible for determining whether such plan is in compliance with the provisions of Rule 10b5-1 and shall not be responsible for any trades that are made pursuant to such plan. Compliance with Rule 10b5-1 is solely the responsibility of the individual who is implementing, amending or terminating his or her plan. Such pre-clearance by the Group Company Secretary shall satisfy the notification procedure in section 4 below.
The Company may adopt policies regarding the form and terms of qualified Rule 10b5-1 plans from time to time. Once implemented, trades pursuant to and in accordance with a qualified Rule 10b5-1 plan may be made at times other than during the permitted Trading Windows in section 3.2 above.

[1]	It is not a defence to Australian insider trading laws, which can still apply to trading conducted outside Australia.

4.	Pre-approval notification procedure
A Designated Person must not buy, sell or exercise rights in relation to Sims MM securities or enter into transactions which operate to limit the economic risk of their security holding in the Company, until prior written approval has in respect of:
(a)	the Chairperson, been given by the Group Chief Executive Officer or, in his absence, the Group Company Secretary;

(b)	other directors and the Group Company Secretary, been given by the Chairperson or, in his absence, the Group Company Secretary or the Group Chief Financial Officer (as appropriate); and

(c)	any other Designated Person, been given by the Group Company Secretary or, in his absence, the Group Chief Financial Officer.
This pre-approval notification obligation operates at all times (including during Trading Windows) but does not apply to a transaction made by a Designated Person pursuant to an exception identified in section 3.4 above.
A copy of the appropriate prior written approval shall be forwarded forthwith by the Designated Person to the Group Company Secretary. The Designated Person must deal as soon as possible and in any event within two business days of clearance being received. The Designated Person must notify the Group Company Secretary of the dealing within five business days of it having taken place.
Notwithstanding the giving of approval, the person giving such approval shall bear no responsibility toward any Designated Person who acts upon such approval. The Group Company Secretary shall table a schedule of all advised approvals at the following meeting of the Board.
Subject to section 5 below, approval will not be given to trade in Sims MM securities during any period when the proposed dealing is in breach of this policy.
For the purposes of this section 4, written approval and notifications may be given via electronic means such as email.
5.	Dealing in exceptional circumstances
A Designated Person, who is not in possession of inside information in relation to the Company, may be given clearance to deal if he or she is in severe financial difficulty or there are other exceptional circumstances. Clearance may be given for such a person to sell (but not purchase) Sims MM securities when he or she would otherwise be prohibited by this policy from doing so. The determination of whether the person in question is in severe financial difficulty or whether there are other exceptional circumstances can only be made by the Chairperson or, in his absence, the Group Company Secretary.

A person may be in severe financial difficulty if he or she has a pressing financial commitment that cannot be satisfied otherwise than by selling the relevant Sims MM securities. A liability of such a person to pay tax would not normally constitute severe financial difficulty unless the person has no other means of satisfying the liability. A tax liability relating to securities received under an Incentive Plan would also not normally constitute severe financial hardship or otherwise be considered an exceptional circumstance.
A circumstance will be considered exceptional if the person in question is required by a court order, or there is a court enforceable undertaking, to transfer or sell the Sims MM securities or there is some other overriding legal or regulatory requirement for him or her to do so.
Where a request involves the consideration of exceptional circumstances justifying a sale as the only reasonable course of action, particulars of those exceptional circumstances must accompany the relevant clearance request. The person seeking clearance to trade must satisfy the Chairperson or, in his absence, the Group Company Secretary that they are in severe financial hardship or that their circumstances are otherwise exceptional and that the proposed sale or disposal of the relevant securities is the only reasonable course of action available.
The Designated Person must deal as soon as possible and in any event within two business days of clearance being received. The Designated Person must notify the Group Company Secretary of the dealing within five business days of it having taken place.
For the purposes of this section 5, clearance and notifications may be given via electronic means such as email.
6.	No hedging
Designated Persons are prohibited from entering into transactions in products associated with Sims MM securities which operate to limit the economic risk of their security holding in the Company over unvested entitlements under any Incentive Plans.
Where a Designated Person hedges Sims MM securities vested under any Incentive Plans, then the Designated Person is obliged to forthwith advise the Company, which will then, subject to materiality, forthwith disclose same to the market.
In addition, any Designated Person who enters into a margin loan or similar funding arrangement in relation to Sims MM securities must continue to comply with this policy. In particular, that person will need to obtain prior approval for trading in Sims MM securities outside the Trading Windows even where he or she may be subject to a margin call (or other demand from his or her lender) requiring him or her to deal in the relevant securities.

7.	Securities of other companies
Employees and directors may also from time to time have access to price-sensitive information concerning other companies (for example, if they are involved in assessing a company for possible acquisition by Sims MM, or in the negotiation or award of an important contract to a supplier or customer of Sims MM). In such circumstances, employees and directors should take care to ensure that they do not communicate that information or deal in securities of that other company if to do so would breach insider trading laws.
8.	Consequences for breach of the insider trading law
Breach of the insider trading law by you or family members exposes you or them to criminal and civil liability, including fines or imprisonment. Breach of the insider trading law or this policy will also be regarded by Sims MM as serious misconduct which may lead to disciplinary action, including dismissal.
9.	Review
The Board will evaluate this policy on a periodic basis to determine whether the policy is effective in ensuring compliance with applicable legal requirements and market practice.
10.	Additional Information
If you have any questions arising from this policy, you should contact the Group Company Secretary, located in Sydney, Australia.